Exhibit 99.1

News release

Biofrontera announces preliminary revenue for Q1 2021

Leverkusen, Germany, April 08, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the first quarter 2021.

The Company’s preliminary unaudited revenue for the period January 1 to March 31, 2021 amounts to approximately EUR 5.6 million compared to EUR 6.5 million in the same period last year, a decline of 14%.

Preliminary revenues from product sales in the US were around EUR 3.9 million, compared to EUR 4.2 million in Q1 2020, which corresponds to a decline of 6%. In Germany, revenues from product sales amounted to approximately EUR 1.4 million, compared to EUR 1.3 million in Q1 2020, a gain of 7%. In the rest of Europe, the Company generated product sales of around EUR 0.3 million, compared to EUR 0.8 million in the same period last year, a decline of 69%.

While sales in Germany remained relatively stable over the quarter compared to the previous year, revenues in the USA for the months of January and February 2021 were well below those of the previous year due to the pandemic. Starting in the second half of March last year, our sales were significantly impacted by the pandemic, and this is where we already saw a significant upturn this year in the USA compared to last year. In March 2021, our sales in the USA increased by around 46% year-on-year, indicating a significant recovery of the situation in the USA, presumably also due to the high vaccination rates.

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Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ. www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102